Mereo BioPharma Group plc

Fourth Floor

One Cavendish Place

London W1G 0QF

United Kingdom

September 29, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance Office of Life Sciences

Re:	Mereo BioPharma Group plc (the “Company”)

Registration Statement on Form F-3

Filed on August 5, 2021

File No. 333-258495

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effectiveness of the registration statement on Form F-3 (File No. 333-258495) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 p.m., Eastern Time, on September 30, 2021 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Mayer Brown LLP, by calling David S. Bakst at (212) 506-2551. The Company hereby authorizes Mr. Bakst to orally modify or withdraw this request for acceleration.

Very truly yours,

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
Name:	Denise Scots-Knight
Title:	Chief Executive Officer

Cc: David S. Bakst

Mayer Brown LLP

Christine Fox

Charles Sermon

Mereo BioPharma Group plc